October 6, 2006

United States Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington. D.C. 20549

Attention: Mr. Adam Phippen, Staff Accountant

RE: BonusAmerica Worldwide Corp. - SEC Comment Letter Dated June 29, 2006

Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed April 24, 2006
Form 10-QSB for the Quarterly Period Ended March 31, 2006
File No. 333-64804

VIA EDGAR—CORRESP

Dear Mr. Phippen:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") dated June 29, 2006. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions at all or seek further clarification on any of the responses to the accounting comments, please feel free to contact me.

Sincerely,

/s/ Michael Mak
__________________
Michael Mak, President
Asia Global Holdings Corp. (formerly known as BonusAmerica Worldwide Corp.)

Form 10-KSB for Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis or Plan of Operation, page 21

Results of Operations for the Twelve Months Ended December 31, 2005 and December 31, 2004, page 22

1.  Please revise to provide a discussion and analysis of segment operating results or results of operations of continuing operations and discontinued operations as applicable. Please refer to the comment below regarding the shift in your focus away from internet retail and commerce. Please also revise your discussion and analysis of cost of revenues, gross margin and administrative expenses to the extent necessary to provide an understanding and evaluation of operating performance. Please refer to Item 303(b) of Regulation S-B.

Response - We have made revisions to our Management’s Discussion and Analysis to more fully comply with Item 303(b) of Regulation S-B to address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of our operations, including emphasis on the prospects for the future. Specifically, we have extended our discussion to clearly distinguish the operations and cash flows from our two operating segments.

Per our review of SFAS 144 and the of reporting discontinued operations, paragraph 42 provides guidance on when to report the results of operations of a component of an entity that either has been disposed of or is classified as held for sale as follows: “The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

We have considered Paragraph 43 of SFAS 144 with regard to the definition and treatment of discontinued operations. The company continues to operate, although does not currently generate any sales, from the internet retail and e-commerce segment and Management does not intend to dispose of this segment even though sales have drastically reduced, however, management has currently re-directed its resources to our advertising and media sales segment. The decreased sales are attributable to our election to significantly reduce spending and resources in this segment including expenditures for marketing and advertising so we can invest more resources in further developing our Media and Advertising segment to cope with its expected high-growth demand. Due to competitive pressures, we began to experience operating losses during 2005 in the internet retail and e-commerce segment, however we have not discontinued this segment but reduced spending in this segment. Management is of the view that maintaining the online product sales operation while expanding into the Media and Advertising business segment would be of benefit to the Company for a well-diversified, ready-to-expand business strategy for both segments in light of different opportunities being available to the Company at different times.

Therefore, we do not believe a discussion and analysis of results of operations of continuing operations and discontinued operations is applicable. Rather, we have revised the discussion and analysis to include the results of operations of our two operating segments.

2.  Please include a discussion and analysis of other income and interest expense. Refer to Item 303(b)(1) of Regulation S-B.

Response - Although we consider the amounts to be immaterial to the overall understanding of our financial statements, we have revised the MD&A to provide a discussion and analysis of other income and expenses.

Liquidity and Capital Resources for the Twelve Month Period Ended December 31, 2005 and 2004, page 23

3.  We note you included disclosure in Form 10-QSB for the quarterly period ended March 31, 2006 regarding your ability to raise additional financing and the realization of assets as a going concern. Please tell us the conditions and events that occurred during the quarter that raise substantial doubt about your ability to raise additional financing and continue in existence as a going concern. Please also tell us the facts and circumstances that support your expectation to meet your capital needs for the next twelve months from sales revenues, existing cash resources and other external sources of financing as disclosed on page 23.

Response - The disclosure was made on a ‘prudent’ basis because there has been no additional financing being committed up to the date of filing, as previously disclosed. Although the Company has a positive net book value at December 31, 2005, March 31, 2006, and June 30, 2006, the Company has generated negative net cash flows from operating activities during both quarters in 2006 and cash in bank has decreased significantly, thereby raising concerns as to whether our operating activities can support our working capital requirements.

The Company has been focusing more resources on a higher margin business segment and has commenced certain cost-saving measures such as reduction in staff costs, where necessary, to improve net income after increased revenues. This is supported by our recent results of operations in the Company’s most recent quarterly filing, Form 10-QSB for the six months period ended June 30, 2006, where our operating results included a 21% increase in sales for 2006 (US$1.58M) versus 2005 (US$1.3 M) which yielded a 215% increase in net income for 2006 ($227,983) versus 2005 ($72,269). In light of the increased business operations, Management is confident there will be sufficient internally generated resources to support the ongoing operation of the Group, however expansion will require additional resources from external sources.

In our 2005 Form 10-KSB, we estimated we expected to spend approximately $1,200,000 for operating expenses assuming there was revenue growth and no significant change in marketing or product development strategies and we expected to meet these capital needs from sales revenues and, to the extent we do not have sufficient revenues, from our existing cash reserves or other external sources of financing.

Although our gross margins are positive, our selling, general and administrative expenses have diminished our profitability and cash resources. To support any long-term expansion, we would need to generate significant revenues accompanied by controlled expenses or raise additional funding from outside sources from either existing shareholders, third party financing sources or other potential lenders to ensure access to funds as required.

4.  It appears that an increase in cash flows provided by operating activities was attributable to changes in operating assets that was partially offset by a reduction in net income and non-cash charges as opposed to the increased revenue from your media and advertising business and resulting cash collections. Please revise as appropriate. Please also revise to discuss the underlying business reasons for significant changes in operating assets and liabilities for the years presented. Please refer to Item 303(b)(1) of Regulation S-B.

Response - We have revised the Liquidity and Capital Resources section of the MD&A as necessary.

Financial Statements, page 24

Consolidated Balance Sheet, page 25

5.  Please tell us your basis in GAAP for classifying restricted cash as a current asset. Please refer to paragraph 6 in Section A, Chapter 3 of ARB 43. If you conclude that restricted cash should be classified as a non-current asset, please revise to correct the classification error. In addition, please disclose the correction of the classification error as a restatement in accordance with paragraphs 36 and 37 of APB 20.

Response - We have reviewed ARB 43, Chapter 3A, paragraph 6, which contemplates exclusion from the current assets classification those resources that are based on “claims to cash which are restricted as to withdrawal or use for other than current operations.” Our Company’s restricted cash primarily represents a Fixed Time Deposit Account held by one of our subsidiaries that matures on December 1, 2006. Since the fixed deposit matures and can be converted to unrestricted cash within one year, it is classified as a current asset. The remaining amount ($20,000) represents a reserve cash deposit maintained with a bank, which is restricted as to use as a requirement of the Company's merchant (credit card) account. The Company’s plans are to obtain a refund since the Company no longer uses this merchant account. This amount is considered immaterial to the overall financial statements.

Our classification as a current asset is based on the following provisions of ARB 43, Chapter 3A: (i) paragraph 4: which states, “For accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.” and (ii) paragraph 5: which defines an operating cycle as a twelve-month period. Since the overriding consideration for when an asset should be classified as current or non-current lies in the asset’s ability to be liquid within a short period, we believe we have appropriately classified that asset as current.

Consolidated Statements of Operations, page 26

6.  It appears that you included the equivalent number of shares of common stock issued for the net monetary assets of Longbow in the weighted average number of shares outstanding for the entire 2004 year as opposed to the portion of year they were outstanding. Please revise your earnings per share calculation to correct the error. In addition, please disclose the correction of the error as a restatement in accordance with paragraphs 36 and 37 of APB 20.

Response - We have revised the computation of earnings per share and the number of shares outstanding for 2004 and disclosed in Note 11 the correction of the error as a restatement.

NOTE 11 - RESTATEMENT TO CONSOLIDATED FINANCIAL STATEMENTS

Based on the comments from the Securities and Exchange Commission, the Company amended the consolidated statements of operations for the year ended December 31, 2004 and extended Note 1 to the consolidated financial statements to provide additional information regarding the recapitalization of the Company as a result of a reverse acquisition in 2004. The restatement was made to retroactively reflect the weighted average number of shares outstanding for 2004. The effect of the restatement was to decrease weighted average common shares outstanding and increase earnings per share. The restatement had no effect on total stockholders equity or net income in the accompanying financial statements. The following table presents the effects of the aforementioned amendments to the basic and fully diluted earnings per share.

	2004
	As restated	As previously reported

Weighted Average Common Shares Outstanding - Basic and Diluted	18,487,425	19,862,000
Earnings Per Share - Basic and Diluted	$0.03	$0.02

7.  We note your disclosure on page 4 that you shifted your focus away from internet and retail commerce, your product sales operating segment, to direct all of your resources toward the growth of your media and advertising business, your advertising and list rentals operating segment, within the Asian marketplace. In addition, it appears that you disposed of the assets of the product sales segment. Please tell us why the results of operations of this segment are not reported as discontinued operations in accordance with paragraph 43 of SFAS 144. In doing so, please tell us why this segment is not defined as a component in paragraph 41 of SFAS 144 and why the conditions in paragraph 42 of SFAS 144 are not met. Please also tell us whether the loss on disposal of fixed assets and provision for obsolescence reported in the consolidated statements of cash flows are attributable to the discontinued segment. If you conclude the results of operations of the product sales segment should be reported as discontinued operations, please revise to correct the classification error. In addition, please disclose the correction of the classification error as a restatement in accordance with paragraphs 36 and 37 of APB 20.

Response - Please refer to our response in comment #1 as it applies to the reporting of discontinued operations. The loss on disposal of fixed assets of $266,833 was due to the write off of leasehold improvement in our Kowloon, Hong Kong office and the provision for inventory obsolescence is due to the online retailing segment. Accordingly, no further revisions are necessary.

8.  Please tell us the items and their amounts included in the other income line item for each period presented.

Response - Other income consists of the following:

(United States dollars)	2005	2004
Fixed asset rental income	17,400	17,400
Interest income	2,974	9,386
Other income	23,053	2,020
	43,427	28,806

For both periods presented, fixed assets rental income represents assets leased to Stanford International Holding Corporation, a related party, based on a reasonable and agreed upon charge that approximated 25% of the depreciation expense in 2004. The same percentage was used for 2005 since the agreement between the Company and Stanford included no agreed upon percentage.

For the year ended December 31, 2005, miscellaneous other income primarily includes a training subsidy and export reimbursements from the local government in Hong Kong, and reversal of the prior year’s provision for the cost of printing. For the year ended December 31, 2004, miscellaneous other income was immaterial.

Consolidated Statements of Changes in Stockholders’ Equity, page 27

9.  Since the acquisition of BonusAmerica is accounted for as a recapitalization, please revise to retroactively reflect the change in capital structure and equivalent number of shares of common stock received by the shareholders of BonusAmerica. In doing so, please present net assets contributed at December 31, 2003 as common stock and additional paid-in capital and the issuance of common stock to the shareholders of Longbow for its net monetary assets as a 2004 transaction. You may want to refer to your presentation in Form 10-QSB/A filed on June 8, 2004. Please also disclose in Note 1 to the financial statements that the capital structure of the consolidated enterprise, being the capital structure of Longbow, is different from that appearing in the financial statements of BonusAmerica in earlier periods due to the recapitalization.

Response - The statement and Note 1 have been revised as follows:

	Common stock shares	Common stock amount	Additional paid in capital	Other comprehensive income	Retained earnings (accumulated deficit)	Total
Balance - 12/31/03	11,500,000	$11,500	$1,176,229	-	$(109,981)	$1,077,748

Common stock retained by Longbow shareholders	8,362,000	8,362	42,866			51,228

Foreign currency translation				473		473
Net income					473,950	473,950
Comprehensive income						474,423

Balance - 12/31/04	19,862,000	19,862	1,219,095	473	363,969	1,603,399

Foreign currency translation				3,238		3,238
Net loss					(382,400)	(382,400)
Comprehensive income						(379,162)

Balance - 12/31/05	19,862,000	19,862	1,219,095	3,711	(18,431)	1,224,237

The following will appear as the last sentence of the second paragraph in Note 1:

As a result of the recapitalization, the capital structure of the consolidated entity, being the capital structure of Longbow, is different from that appearing in the financial statements of BonusAmerica in earlier periods.

Consolidated Statements of Cash Flows, page 28

10.  Please tell us your basis in GAAP for classifying cash flows from loans and advances to related parties in cash flows from financing activities. Please refer to paragraphs 16 and 17 of SFAS 95. If you conclude that loans and advances to related parties should be classified as cash flows from investing activities, please revise to correct the classification error. In addition, please disclose the correction of the classification error as a restatement in accordance with paragraphs 36 and 37 of APB 20.

Response - Our GAAP basis for classifying cash flows from loans and advances to related parties in cash flows from financing activities is based on paragraph 18, which specifically states that “financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.” We believe that since the amounts are from related parties, that these amounts are correctly classified as financing activities by definition per paragraph 18 of SFAS 95.

Notes to Consolidated Financial Statements

Note 1 - Basis of Presentation and Significant Accounting Policies, page 29

Principles of Consolidation, page 29

11.  We note your disclosure on page 17 that that you operate your Internet-related and advertising businesses in China through a variable interest entity. Please tell us the variable interests in the VIE held by you and other parties, the rights and obligations conveyed by those variable interests and the relationships of your variable interests with variable interests held by other parties. In doing so, please summarize the assets, liabilities, equity and other contracts that absorb variability and why you do not absorb a majority of the VIE’s expected losses. In addition, please disclose the information required by paragraph 24 of FIN 46(R).

Response - The disclosure on page 17 is incorrect and has been deleted. We confirm we do no operate any business through a variable interest entity.

Revenue Recognition, page 30

12.  Please tell us and disclose your policies for recognition of revenues from selling advertising space on your Internet marketing portals.

Response - The Company signs a ‘Media and Advertising Contract” with its customers for the performance of media coverage and advertising events to be launched for a certain period (i.e. quarter) for the customer’s product promotion. Revenue is recognized in the period the service is rendered since there exist a legal right for the Company to collect the revenue from the customers as set forth in the contract. We have revised our revenue recognition policy to include the disclosure.

13.  Please tell us and disclose your policies for allocation of centrally incurred costs, interest expenses and other revenues to your reportable segments. In addition, please disclose the information about geographic area required by paragraph 38 of SFAS 131. Finally, if applicable, please revise to address the comment above related to the shift in your focus away from internet retail and commerce.

Response - The allocation of those administrative cost is being based on “cause-and-effect” matching on the incurrence of such cost and the directly attributable effect of such cost to the relevant business segment. If there is no basis for the application of allocating those incurred cost and interest expenses to any specific segment, such cost would be regarded as corporate general and administration expenses.

We have revised Note 2 to disclose the additional information and about geographic area as required by paragraph 38 of SFAS 131.

Controls and Procedures, page 36

14.  Please revise the disclosure regarding the effectiveness of your disclosure controls and procedures to include the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See Item 307 of Regulation S-B.

Response - We have revised our disclosures accordingly.

(a) Evaluation of disclosure controls and procedures.

Based on an evaluation as of the date of the end of the period covered by this Form 10-KSB, as amended, our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

15.  Item 308(c) of Regulation S-B requires disclosure of any changes in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please revise accordingly.

Response - We have revised our disclosures accordingly.

(b) Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibits and Reports on Form 8-K, page 41

16. On January 9, 2006 you filed a Form S-8 which incorporated by reference all exchange act reports filed subsequent to the date of the registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold. It does not appear that you obtained and filed the consent of your independent registered public accounting firm as required by Item 601(b)(23) of Regulation S-B. Please advise or revise.

The Consent of the Independent Registered Public Accounting Firm was filed with the Form S-8 dated January 9, 2006 as Exhibit 23.2. (See attached copy from the Form S-8 dated January 9, 2006 from the EDGAR Filing System.)

Form 10-QSB for Quarterly Period Ended March 31, 2006

17.  Please revise to address each of the above comments as applicable.

Response - The Form 10-QSB for the Quarterly period ended March 31, 2006 has been revised as applicable per the Explanatory Note on the cover page of the filing.

Controls and Procedures, page 14

18.  Please revise the disclosure regarding the effectiveness of your disclosure controls and procedures to include the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report (the "Evaluation Date"). Based upon the evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective. Disclosure controls are controls and procedures designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls include controls and procedures designed to reasonably ensure that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

If you have any questions at all or seek further clarification on any of the responses to the accounting comments.

Sincerely,

/s/ Michael Mak
_______________________
Michael Mak, President

Asia Global Holdings Corp. (formerly known as BonusAmerica Worldwide Corp.)